Exhibit 7.1

Calculation of Ratio of Earnings to Fixed Charges (times)

The ratio of earnings to fixed charges is determined using the following applicable factors:

Earnings available for fixed charges are calculated, first, by determining the sum of: (a) net profit before taxation and the Unilever Group’s share of net profit/(loss) of joint ventures and associates; (b) dividend income receivable from joint ventures and associates; and (c) fixed charges, as defined below.

Fixed charges are calculated as the sum of: (a) finance costs (both expensed and capitalized); and (b) one-third of lease costs (e.g., that portion of rental expense that is representative of the interest factor).

Earnings to Fixed Charges	€ million 2013	€ million 2012 (Restated)	€ million 2011 (Restated)	€ million 2010 (Restated)	€ million 2009 (Restated)
Earnings
Net profit	5,263	4,836	4,491	4,465	3,646
Add: Taxation	1,851	1,697	1,575	1,486	1,253
(Less)/Add: Share of net profit/(loss) of joint ventures and associates	(113)	(105)	(113)	(111)	(115)
Add: Dividend income receivable from joint ventures and associates	110	119	111	141	177
Add: Fixed charges	663	712	691	634	640

	7,774	7,259	6,755	6,615	5,601

Fixed charges
Finance costs	500	526	540	480	483
Add: One-third of lease costs	163	186	151	154	157

	663	712	691	634	640

Ratio of earnings to fixed charges (times)	11.7	10.2	9.8	10.4	8.8